Figure 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At September 30 2019	At December 31 2018

ASSETS
Current
Cash and cash equivalents (note 5)	$10,432	$23,207
Trade and other receivables (note 6)	3,725	4,072
Inventories (note 7)	3,620	3,584
Prepaid expenses and other	567	843
	18,344	31,706
Non-Current
Inventories-ore in stockpiles (note 7)	2,098	2,098
Investments (note 8)	1,454	2,255
Investments in associates (note 9)	5,156	5,582
Restricted cash and investments (note 10)	12,177	12,255
Property, plant and equipment (note 11)	257,246	258,291
Total assets	$296,475	$312,187

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,897	$5,554
Current portion of long-term liabilities:
Deferred revenue (note 12)	4,580	4,567
Post-employment benefits (note 13)	150	150
Reclamation obligations (note 14)	833	877
Other liabilities (note 15)	290	1,337
	13,750	12,485
Non-Current
Deferred revenue (note 12)	32,306	33,160
Post-employment benefits (note 13)	2,105	2,145
Reclamation obligations (note 14)	29,621	29,187
Other liabilities (note 15)	584	-
Deferred income tax liability	10,324	12,963
Total liabilities	88,690	89,940

EQUITY
Share capital (note 16)	1,332,058	1,331,214
Share purchase warrants (note 17)	435	435
Contributed surplus (note 18)	64,967	63,634
Deficit	(1,190,806)	(1,174,163)
Accumulated other comprehensive income (note 19)	1,131	1,127
Total equity	207,785	222,247
Total liabilities and equity	$296,475	$312,187

Issued and outstanding common shares (note 16)	590,225,391	589,175,086
Nature of Operations and Going Concern (note 1) Contingencies (note 25)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018

REVENUES (note 21)	$3,478	$3,729	$11,593	$11,406

EXPENSES
Operating expenses (note 20, 21)	(2,877)	(4,231)	(9,738)	(11,739)
Exploration and evaluation (note 21)	(4,591)	(3,894)	(11,846)	(14,018)
General and administrative (note 21)	(1,657)	(1,657)	(5,688)	(5,378)
Impairment reversal (note 21)	-	-	-	11
Other income (expense) (note 20)	(928)	664	(1,456)	(2,654)
	(10,053)	(9,118)	(28,728)	(33,778)
Loss before finance charges, equity accounting	(6,575)	(5,389)	(17,135)	(22,372)
Finance expense-net (note 20)	(1,037)	(981)	(3,058)	(2,670)
Equity share of income (loss) of associate (note 9)	(220)	639	(426)	429
Loss before taxes	(7,832)	(5,731)	(20,619)	(24,613)
Income tax recovery (note 23)
Deferred	1,408	1,847	3,976	8,178
Net loss for the period	$(6,424)	$(3,884)	$(16,643)	$(16,435)

Other comprehensive income (loss) (note 19):
Items that may be reclassified to income (loss):
Foreign currency translation change	(2)	2	4	(5)
Comprehensive loss for the period	$(6,426)	$(3,882)	$(16,639)	$(16,440)

Basic and diluted net loss per share:
All operations	$(0.01)	$(0.01)	$(0.03)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	590,221	559,183	589,608	559,183

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Nine Months Ended September 30
	2019	2018

Share capital
Balance-beginning of period	$1,331,214	$1,310,473
Stock options exercised-cash	405	-
Stock options exercised-non cash (note 16)	140	-
Share units exercised-non cash (note 16)	299	-
Balance-end of period	1,332,058	1,310,473

Share purchase warrants
Balance-beginning of period	435	435
Balance-end of period	435	435

Contributed surplus
Balance-beginning of period	63,634	61,799
Share-based compensation expense (note 18)	1,772	1,338
Stock options exercised-non cash (note 16)	(140)	-
Share units exercised-non cash (note 16)	(299)	-
Balance-end of period	64,967	63,137

Deficit
Balance-beginning of period	(1,174,163)	(1,144,086)
Net loss	(16,643)	(16,435)
Balance-end of period	(1,190,806)	(1,160,521)

Accumulated other comprehensive income
Balance-beginning of period	1,127	1,140
Foreign currency translation	4	(5)
Balance-end of period	1,131	1,135

Total Equity
Balance-beginning of period	222,247	229,761
Balance-end of period	$207,785	$214,659

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Nine Months Ended September 30
CASH PROVIDED BY (USED IN):	2019	2018

OPERATING ACTIVITIES
Net loss for the period	$(16,643)	$(16,435)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	6,400	6,393
Impairment reversal	-	(11)
Share-based compensation (note 18)	1,772	1,338
Recognition of deferred revenue (note 12)	(3,243)	(3,000)
Gains on property, plant and equipment disposals (note 20)	(5)	(117)
Losses on investments (note 8)	1,172	2,521
Equity loss of associate (note 9)	678	247
Dilution gain of associate (note 9)	(252)	(676)
Deferred income tax recovery (note 23)	(3,976)	(8,178)
Foreign exchange losses (gains)	(1)	-
Post-employment benefits (note 13)	(93)	(115)
Reclamation obligations (note 14)	(630)	(573)
Change in non-cash working capital items (note 20)	2,666	(142)
Net cash used in operating activities	(12,155)	(18,748)

INVESTING ACTIVITIES
Decrease in loans receivable (note 6)	250	-
Sale of investments (note 8)	-	37,500
Purchase of investments (note 8)	(371)	-
Expenditures on property, plant and equipment (note 11)	(821)	(1,060)
Proceeds on sale of property, plant and equipment	5	347
Increase (decrease) in restricted cash and investments	78	(205)
Net cash provided by (used in) investing activities	(859)	36,582

FINANCING ACTIVITIES
Issuance of debt obligations (note 15)	43	-
Payment of debt obligations (note 15)	(209)	-
Stock option exercise proceeds (note 16)	405	-
Net cash provided by financing activities	239	-

Increase (decrease) in cash and cash equivalents	(12,775)	17,834
Cash and cash equivalents, beginning of period	23,207	3,636
Cash and cash equivalents, end of period	$10,432	$21,470

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 90.00% interest in the Wheeler River Joint Venture (“WRJV”), a 66.51% interest in the Waterbury Lake Limited Partnership (“WLULP”), a 22.50% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 12). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and other services (collectively “environmental services”) to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

Going Concern

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

At September 30, 2019, the Company does not have sufficient liquidity on hand to fund its planned operations for the next 12 months. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding.  The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future. These events and conditions indicate the existence of material uncertainties that may cast significant doubt as to the Company’s ability to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company ceases to exist as a going concern in the normal course of operations. Such adjustments could be material.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2018. The Company’s presentation currency is Canadian dollars.

These financial statements were approved by the board of directors for issue on November 7, 2019.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3.
ACCOUNTING POLICIES AND ACCOUNTING CHANGES

Significant Accounting Policies and Accounting Changes in Fiscal 2019

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2018, with the exception of the Company’s accounting for leases.

On January 1, 2019, Denison adopted the provisions of IFRS 16 Leases (“IFRS 16”) using the modified retrospective approach. As such, comparative information has not been restated and continues to be reported under International Accounting Standard 17 Leases (“IAS 17”) and International Financial Reporting Interpretation Committee 4 Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The transitional impact of the change in accounting policy is disclosed in note 4 and additional disclosures related to Denison’s IFRS 16 right-of-use assets and lease liabilities are disclosed in notes 11 and 15, respectively. Denison’s new accounting policy for leases is as follows:

A.
Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
●
the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
●
the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
●
the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either: (a) the Company has the right to operate the asset; or (b) the Company designed the asset in a way that predetermines how and for what purpose it will be used.

If the contract contains a lease, a right-of-use asset and a corresponding lease liability are set-up at the date at which the leased asset is available for use by the Company. The lease payments are discounted using either the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Each lease payment is allocated between the liability and the finance cost (i.e. accretion) so as to produce a constant rate of interest on the remaining lease liability balance. The Company accounts for the lease and non-lease components separately. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

4.
ADOPTION OF NEW ACCOUNTING STANDARDS – IMPACT ON FINANCIAL STATEMENTS

As noted above, Denison adopted the provisions of IFRS 16 on January 1, 2019 using the modified retrospective approach. On transition to IFRS 16, the Company recognized an additional $944,000 of right-of-use assets (reported within “Property, Plant and Equipment” – see note 11) and an additional $944,000 of lease liabilities (reported within “Other Liabilities” – see note 15).

The underlying lease payments have been discounted using the Company’s incremental borrowing rate on January 1, 2019 of 8.50%. In applying IFRS 16 for the first time, Denison has used the following practical expedients permitted by the standard: a) leases with a term of less than 12 months remaining at January 1, 2019 have been accounted for as short-term leases; and b) initial direct costs for the measurement of the right-of-use asset at the date of initial application have been excluded.

A reconciliation of Denison’s December 31, 2018 lease commitments to its opening lease liabilities amount recognized under IFRS 16 is as follows:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of CAD dollars)

Operating lease and other commitments per Denison’s December 31, 2018 annual financial statements	$1,259
Adjustments to IFRS 16:
Recognition exemption for short-term leases	(13)
Other	(75)
Lease liabilities - undiscounted	1,171
Present value discount adjustment	(227)
Lease liabilities on transition to IFRS 16 at January 1, 2019	$944

5.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Cash	$1,887	$1,152
Cash in MLJV and MWJV	1,596	654
Cash equivalents	6,949	21,401
	$10,432	$23,207

6.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Trade receivables	$3,055	$2,952
Receivables in MLJV and MWJV	409	571
Sales tax receivables	121	98
Sundry receivables	140	201
Loan receivable (note 22)	-	250
	$3,725	$4,072

7.
INVENTORIES

The inventories balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Uranium concentrates	$526	$526
Inventory of ore in stockpiles	2,098	2,098
Mine and mill supplies in MLJV	3,094	3,058
	$5,718	$5,682

Inventories-by balance sheet presentation:
Current	$3,620	$3,584
Long-term-ore in stockpiles	2,098	2,098
	$5,718	$5,682

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.
INVESTMENTS

The investments balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Investments:
Equity instruments	$1,454	$2,255
	$1,454	$2,255

Investments-by balance sheet presentation:
Current	$-	$-
Long-term	1,454	2,255
	$1,454	$2,255

The investments continuity summary is as follows:

(in thousands of CAD dollars)	Nine Months Ended September 30, 2019

Balance-beginning of period	$2,255
Purchases
Equity instruments	371
Fair value loss to profit and loss	(1,172)
Balance-end of period	$1,454

9.
INVESTMENT IN ASSOCIATES

The investment in associates balance consists of the Company’s investment in GoviEx Uranium Inc (“GoviEx”). A summary of the investment in GoviEx is as follows:

(in thousands of CAD dollars except share amounts)	Number of Common Shares

Balance-December 31, 2018	65,144,021	$5,582
Equity share of net income (loss)	-	(678)
Dilution gain (loss)	-	252
Balance-September 30, 2019	65,144,021	$5,156

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At September 30, 2019, Denison holds an approximate 15.39% interest in GoviEx based on publicly available information (December 31, 2018: 16.21%) and has one director appointed to the GoviEx board of directors. Through the extent of its share ownership interest and its seat on the board of directors, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

The trading price of GoviEx on September 30, 2019 was $0.16 per share which corresponds to a quoted market value of $10,423,000 (December 31, 2018: $9,772,000) for the Company’s investment in GoviEx common shares.

The following table is a summary of the consolidated financial information of GoviEx on a 100% basis taking into account adjustments made by Denison for equity accounting purposes for fair value adjustments and differences in accounting policy. Denison records its equity investment entries in GoviEx one quarter in arrears (due to the information not yet being publicly available), adjusted for any material publicly disclosed share issuance transactions that have occurred up to the quarter end date on which Denison is reporting. A reconciliation of GoviEx’s summarized information to Denison’s investment carrying value is also included.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	At September 30	At December 31
(in thousands of USD dollars)	2019	2018

Total current assets	$4,559	$4,800
Total non-current assets	32,418	32,432
Total current liabilities	(8,222)	(8,315)
Total net assets	$28,755	$28,917

	9 Months Ended	12 Months Ended
	September 30	December 31
(in thousands of USD dollars)	2019	2018

Revenue	$-	$-
Net loss	(3,202)	(1,892)
Comprehensive loss	$(3,202)	$(1,892)

(in thousands)
Reconciliation of GoviEx net assets to Denison investment carrying value:
Net assets of GoviEx-beginning of period-USD	$28,917	$23,604
Share capital change	2,474	6,654
Contributed surplus change	86	74
Share-based payment reserve change	480	477
Net loss	(3,202)	(1,892)
Net assets of GoviEx–end of period-USD	$28,755	$28,917
Denison ownership interest	15.39%	16.21%
Denison share of net assets of GoviEx	4,425	4,687
Other adjustments	(343)	(283)
Investment in GoviEx–USD	4,082	4,404
At historical exchange rate	1.2631	1.2675
Investment in GoviEx–CAD	$5,156	$5,582

10.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Cash and cash equivalents	$3,042	$85
Investments	9,135	12,170
	$12,177	$12,255

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,042	$3,120
Letters of credit facility pledged assets	9,000	9,000
Letters of credit additional collateral	135	135
	$12,177	$12,255

At September 30, 2019, investments consist of guaranteed investment certificates with maturities of more than 90 days.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Elliot Lake Reclamation Trust Fund

During the nine months ended September 30, 2019, the Company deposited an additional $477,000 into the Elliot Lake Reclamation Trust Fund and withdrew $601,000.

Letters of Credit Facility Pledged Assets

As at September 30, 2019, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 14 and 15).

Letters of Credit Additional Collateral

As at September 30, 2019, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 14 and 15).

11.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands of CAD dollars)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance – December 31, 2018	$103,430	$-	$178,947	$282,377
Adoption of IFRS 16 (note 4)	-	944	-	944
Additions	375	38	446	859
Disposals	(53)	-	-	(53)
Balance – September 30, 2019	$103,752	$982	$179,393	$284,127

Accumulated amortization, depreciation:
Balance – December 31, 2018	$(24,086)	$-	$-	$(24,086)
Amortization	(159)	-	-	(159)
Depreciation	(2,512)	(177)	-	(2,689)
Disposals	53	-	-	53
Balance – September 30, 2019	$(26,704)	$(177)	$-	$(26,881)

Carrying value:
Balance – December 31, 2018	$79,344	$-	$178,947	$258,291
Balance – September 30, 2019	$77,048	$805	$179,393	$257,246

Plant and Equipment – Owned

The Company has a 22.50% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $69,001,000, or 89.6%, of the September 2019 total carrying value amount.

Plant and Equipment – Right-of-Use

In conjunction with the adoption of IFRS 16, the Company has included the cost of various right-of-use (“ROU”) assets within its PP&E carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the value is attributable to the building lease assets which represent the Company’s office and warehousing space located in Toronto, Saskatoon and Sudbury.

Mineral Properties

As at September 30, 2019, the Company has various interests in development, evaluation and exploration projects located in Canada which are either held directly or through option or various contractual agreements. The properties with significant carrying values, being Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, represent $162,315,000, or 90.5%, of the September 2019 total mineral property carrying amount. Significant changes in the period from the December 31, 2018 year-end are disclosed below.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property from ALX Uranium Corp (“ALX”). Under terms in the agreement, Denison has agreed to provide ALX with a carried interest on the first $12,000,000 in expenditures. As at September 30, 2019, the Company has spent $6,686,000 on the project, since acquisition. Of this amount, $1,760,000 was spent during the nine months ended September 30, 2019.

Waterbury Lake

In May 2019, the Company increased its interest in the WLULP (and the Waterbury Lake property) from 65.92% to 66.51% under the terms of the dilution provisions in the agreements governing the project (see note 22).

12. DEFERRED REVENUE

The deferred revenue balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Deferred revenue – CLJV toll milling – APG	$36,886	$37,727
	$36,886	$37,727

Deferred revenue-by balance sheet presentation:
Current	$4,580	$4,567
Non-current	32,306	33,160
	$36,886	$37,727

The deferred revenue liability continuity summary is as follows:

(in thousands of CAD dollars)	Nine Months Ended September 30, 2019

Balance-beginning of period	$37,727
Revenue recognized during the period	(3,243)
Accretion	2,402
Balance-end of period	$36,886

Arrangement with Anglo Pacific Group (“APG”) PLC

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill.

In the nine months ended September 30, 2019, the Company has recognized $3,243,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 12,645,000 pounds U3O8 (100% basis). The drawdown for the nine months includes a retroactive $26,000 increase in revenue resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2019.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Accrued benefit obligation	$2,255	$2,295
	$2,255	$2,295

Post-employment benefits-by balance sheet presentation:
Current	$150	$150
Non-current	2,105	2,145
	$2,255	$2,295

The post-employment benefits continuity summary is as follows:

(in thousands of CAD dollars)	Nine Months Ended September 30, 2019

Balance-beginning of period	$2,295
Accretion	53
Benefits paid	(93)
Balance-end of period	$2,255

14. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Reclamation obligations-by location:
Elliot Lake	$17,166	$17,205
McClean and Midwest Joint Ventures	13,266	12,837
Other	22	22
	$30,454	$30,064

Reclamation obligations-by balance sheet presentation:
Current	$833	$877
Non-current	29,621	29,187
	$30,454	$30,064

The reclamation obligations continuity summary is as follows:

(in thousands of CAD dollars)	Nine Months Ended September 30, 2019

Balance-beginning of period	$30,064
Accretion	1,020
Expenditures incurred	(630)
Balance-end of period	$30,454

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at September 30, 2019, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

15. OTHER LIABILITIES

The other liabilities balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Debt obligations:
Lease liabilities	$831	$-
Loan liabilities	43	-
Flow-through share premium obligation (note 16)	-	1,337
	$874	$1,337

Other long-term liabilities-by balance sheet presentation:
Current	$290	$1,337
Non-current	584	-
	$874	$1,337

Letters of Credit Facility

In January 2019, the Company entered into an amending agreement for its letters of credit facility with BNS (the “2019 facility”). Under the amendment, the maturity date of the 2019 facility has been extended to January 31, 2020. All other terms of the 2019 facility (tangible net worth covenant, pledged cash, investment amounts and security for the facility) remain unchanged from those of the 2018 facility. The 2019 facility continues to provide the Company with access to credit up to $24,000,000 (the use of which is restricted to non-financial letters of credit in support of reclamation obligations) subject to letter of credit and standby fees of 2.40% (0.40% on the first $9,000,000) and 0.75% respectively.

At September 30, 2019, the Company is in compliance with its facility covenants and $24,000,000 (December 31, 2018: $24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV. During the nine months ended September 30, 2019, the Company incurred letter of credit fees of $297,000.

Debt Obligations

At September 30, 2019, the Company’s debt obligations are comprised of lease liabilities associated with the new accounting required under IFRS 16 and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilitites	Liabilities	Obligations

Balance – December 31, 2018	$-	$-	$-
Adoption of IFRS 16 (note 4)	944	-	944
Accretion	58	-	58
Additions	38	43	81
Repayments	(209)	-	(209)
Balance – September 30, 2019	$831	$43	$874

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations as at September 30, 2019:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilitites	Liabilities	Obligations

Maturity analysis – contractual undiscounted cash flows:
Next 12 months	$281	$9	$290
One to five years	610	38	648
More than five years	118	-	118
Total obligation – end of period - undiscounted	1,009	47	1,056
Present value discount adjustment	(178)	(4)	(182)
Total obligation – end of period - discounted	$831	$43	$874

16. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands of CAD dollars except share amounts)	Shares

Balance-December 31, 2018	589,175,086	$1,331,214

Issued for cash:
Stock option exercises	663,150	405
Stock option exercises-fair value adjustment	-	140
Share unit exercises-fair value adjustment	433,333	299
Share cancellations	(46,178)	-
	1,050,305	844
Balance-September 30, 2019	590,225,391	$1,332,058

Share Cancellations

In February 2019, 46,178 shares were cancelled in connection with the January 2013 acquisition of JNR Resources Inc (“JNR”). JNR shareholders were entitled to exchange their JNR shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In January 2019, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at September 30, 2019, the Company estimates that it has satisfied its obligation to spend $5,000,000 on eligible exploration expenditures by the end of fiscal 2019 as a result of the issuance of flow-through shares in November 2018. The Company renounced the income tax benefits of this issue in February 2019, with an effective date of renunciation to its subscribers of December 31, 2018. In conjunction with the renunciation, the flow-through share premium liability at December 31, 2018 was extinguished and a deferred tax recovery was recognized in the first quarter of 2019 (see notes 15 and 23).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands of CAD dollars except share amounts)	Share (CAD)	Issuable	Amount

Balance-December 31, 2018 and September 30, 2019	$1.27	1,673,077	$435

The warrants noted above were issued in February 2017 and expire on February 14, 2020.

18. SHARE-BASED COMPENSATION

The Company’s share based compensation arrangements include stock options and share units in the form of restricted share units (“RSUs”) and performance share units (“PSUs”).

A summary of share based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018	2019	2018

Share based compensation expense for:
Stock options	$(151)	$(221)	$(640)	$(815)
RSUs	(224)	(103)	(819)	(225)
PSUs	(90)	(149)	(313)	(298)
Share based compensation expense	$(465)	$(473)	$(1,772)	$(1,338)

As at September 30, 2019, an additional $1,916,000 in share-based compensation expense remains to be recognized up until April 2023.

Stock Options

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Stock options outstanding – December 31, 2018	13,865,193	$0.83
Grants	2,718,000	0.68
Exercises (1)	(663,150)	0.61
Expiries	(866,000)	1.81
Forfeitures	(1,234,800)	0.81
Stock options outstanding – September 30, 2019	13,819,243	$0.76
Stock options exercisable – September 30, 2019	9,901,721	$0.80

(1)
The weighted average share price at the date of exercise was CAD$0.70.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s stock options outstanding at September 30, 2019 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.50 to $ 0.74	3.27	7,307,643	$0.63
$ 0.75 to $ 0.99	2.44	5,407,600	0.85
$ 1.00 to $ 1.39	0.44	1,104,000	1.09
Stock options outstanding - end of period	2.72	13,819,243	$0.76

Options outstanding at September 30, 2019 expire between March 2020 and August 2024.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted:

Nine Months Ended
September 30, 2019

Risk-free interest rate	1.31% - 1.65%
Expected stock price volatility	44.65% - 49.46%
Expected life	3.4 to 3.5 years
Expected dividend yield	-
Fair value per share under options granted	CAD$0.19 - CAD$0.26

Share Units

The Company has a share unit plan which provides for the granting of share unit awards to directors, officers and employees of the Company. Under the plan, all share unit grants, vesting periods and performance conditions therein are approved by the Company’s board of directors. Share unit grants are either in the form of RSUs or PSUs. RSUs granted in 2018 and 2019 to-date vest ratably over a period of three years. PSUs granted in 2018 vest ratably over a period of five years, based upon the achievement of the performance vesting conditions and PSUs granted in 2019 vest ratably over a period of four years.

A continuity summary of the RSUs and PSUs of the Company granted under the share unit plan is presented below:

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding – December 31, 2018	1,200,432	$0.65	2,200,000	$0.65
Grants	1,927,000	0.73	240,000	0.69
Exercises	(373,333)	0.70	(60,000)	0.65
Forfeits	-	-	(240,000)	0.65
Units outstanding – September 30, 2019	2,754,099	$0.70	2,140,000	$0.65
Units vested – September 30, 2019	303,810	$0.65	380,000	$0.65

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2019	2018

Cumulative foreign currency translation	$407	$403
Unamortized experience gain-post employment liability
Gross	983	983
Tax effect	(259)	(259)
	$1,131	$1,127

20. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018	2019	2018

Cost of goods and services sold:
Operating overheads:
Mining, other development expense	$(294)	$(1,575)	$(1,012)	$(3,071)
Milling, conversion expense	(485)	(530)	(2,241)	(2,395)
Less absorption:
-Mineral properties	14	12	36	36
Cost of services	(2,059)	(2,090)	(6,362)	(6,167)
Cost of goods and services sold	(2,824)	(4,183)	(9,579)	(11,597)
Reclamation asset amortization	(53)	(48)	(159)	(142)
Operating expenses	$(2,877)	$(4,231)	$(9,738)	$(11,739)

The components of other income (expense) are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018	2019	2018

Gains (losses) on:
Foreign exchange	$-	$1	$1	$-
Disposal of property, plant and equipment	5	81	5	117
Investment fair value through profit (loss)	(825)	654	(1,172)	(2,521)
Other	(108)	(72)	(290)	(250)
Other income (expense)	$(928)	$664	$(1,456)	$(2,654)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of finance income (expense) are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018	2019	2018

Interest income	$141	$195	$479	$857
Interest expense	(1)	-	(4)	-
Accretion expense
Deferred revenue (note 12)	(801)	(829)	(2,402)	(2,486)
Post-employment benefits (note 13)	(18)	(18)	(53)	(54)
Reclamation obligations (note 14)	(340)	(329)	(1,020)	(987)
Debt obligations (note 15)	(18)	-	(58)	-
Finance expense-net	$(1,037)	$(981)	$(3,058)	$(2,670)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018	2019	2018

Operating expenses
Mining, other development expense	$-	$-	$(2)	$(2)
Milling, conversion expense	(482)	(529)	(2,223)	(2,395)
Cost of services	(72)	(54)	(206)	(177)
Exploration and evaluation	(57)	(31)	(163)	(93)
General and administrative	(32)	(9)	(95)	(31)
Depreciation expense-gross	$(643)	$(623)	$(2,689)	$(2,698)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018	2019	2018

Salaries and short-term employee benefits	$(1,981)	$(1,984)	$(6,521)	$(6,324)
Share-based compensation	(465)	(473)	(1,772)	(1,338)
Termination benefits	(29)	-	(512)	(19)
Employee benefits expense	$(2,475)	$(2,457)	$(8,805)	$(7,681)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018

Change in non-cash working capital items:
Trade and other receivables	$97	$622
Inventories	(36)	(284)
Prepaid expenses and other assets	257	115
Accounts payable and accrued liabilities	2,348	(595)
Change in non-cash working capital items	$2,666	$(142)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income from UPC has been included with general corporate expenses due to the shared infrastructure between the two activities.

For the nine months ended September 30, 2019, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	3,243	6,866	1,484	11,593

Expenses:
Operating expenses	(3,376)	(6,362)	-	(9,738)
Exploration and evaluation	(11,846)	-	-	(11,846)
General and administrative	(17)	-	(5,671)	(5,688)
	(15,239)	(6,362)	(5,671)	(27,272)
Segment income (loss)	(11,996)	504	(4,187)	(15,679)

Revenues – supplemental:
Environmental services	-	6,866	-	6,866
Management fees	-	-	1,484	1,484
Toll milling services–deferred revenue	3,243	-	-	3,243
	3,243	6,866	1,484	11,593

Capital additions:
Property, plant and equipment	549	272	38	859

Long-lived assets:
Plant and equipment
Cost	99,108	4,718	908	104,734
Accumulated depreciation	(23,507)	(3,102)	(272)	(26,881)
Mineral properties	179,393	-	-	179,393
	254,994	1,616	636	257,246

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended September 30, 2019, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	696	2,222	560	3,478

Expenses:
Operating expenses	(818)	(2,059)	-	(2,877)
Exploration and evaluation	(4,591)	-	-	(4,591)
General and administrative	(2)	-	(1,655)	(1,657)
	(5,411)	(2,059)	(1,655)	(9,125)
Segment income (loss)	(4,715)	163	(1,095)	(5,647)

Revenues – supplemental:
Environmental services	-	2,222	-	2,222
Management fees	-	-	560	560
Toll milling services–deferred revenue	696	-	-	696
	696	2,222	560	3,478

For the nine months ended September 30, 2018, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	3,000	6,883	1,523	11,406

Expenses:
Operating expenses	(5,572)	(5,971)	(196)	(11,739)
Exploration and evaluation	(14,018)	-	-	(14,018)
General and administrative	(17)	-	(5,361)	(5,378)
Impairment reversal	11	-	-	11
	(19,596)	(5,971)	(5,557)	(31,124)
Segment income (loss)	(16,596)	912	(4,034)	(19,718)

Revenues – supplemental:
Environmental services	-	6,883	-	6,883
Management fees	-	-	1,523	1,523
Toll milling services–deferred revenue	3,000	-	-	3,000
	3,000	6,883	1,523	11,406

Capital additions:
Property, plant and equipment	975	85	-	1,060

Long-lived assets:
Plant and equipment
Cost	98,573	4,389	294	103,256
Accumulated depreciation	(20,231)	(2,870)	(170)	(23,271)
Mineral properties	167,018	-	-	167,018
	245,360	1,519	124	247,003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended September 30, 2018, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	DES	Corporate and Other	Total

Statement of Operations:
Revenues	755	2,365	609	3,729

Expenses:
Operating expenses	(2,141)	(2,051)	(39)	(4,231)
Exploration and evaluation	(3,894)	-	-	(3,894)
General and administrative	-	-	(1,657)	(1,657)
	(6,035)	(2,051)	(1,696)	(9,782)
Segment income (loss)	(5,280)	314	(1,087)	(6,053)

Revenues – supplemental:
Environmental services	-	2,365	-	2,365
Management fees	-	-	609	609
Toll milling services–deferred revenue	755	-	-	755
	755	2,365	609	3,729

22. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The previous management services agreement with UPC expired on March 31, 2019. Effective April 1, 2019, a new management services agreement (“MSA”) was entered into for a term of five years (the “Term”). Under the MSA, Denison continues to receive the following management fees from UPC, unchanged from the previous agreement: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018	2019	2018

Management fees:
Base and variable fees	$453	$481	$1,374	$1,250
Discretionary fees	-	-	-	50
Commission fees	107	128	110	223
	$560	$609	$1,484	$1,523

At September 30, 2019, accounts receivable includes $356,000 (December 31, 2018: $303,000) due from UPC with respect to the fees indicated above.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at September 30, 2019, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.87%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of such Denison shares and is also the majority member of Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

For fiscal 2019 spending programs, KWULP has elected not to fund the Waterbury project and dilute their interest, leaving Denison as the sole funding party. In May 2019, Denison funded a portion of the approved fiscal 2019 program for Waterbury Lake which resulted in the further dilution of KWULP’s interest in the WLULP. As a result, Denison earned an additional 0.59% interest in the WLULP, increasing Denison’s interest to 66.51% from 65.92%. The additional interest has been accounted for using an effective date of May 31, 2019 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $409,000.

Other

At the end of March 2019, the Company had an outstanding loan receivable amount of $250,000 with GoviEx related to a credit agreement between the parties (see note 6). The loan was unsecured and bore interest at 7.5% per annum. In April 2019, the loan was repaid in full, together with interest thereon.

During the nine months ended September 30, 2019, the Company incurred investor relations, administrative service fees and other expenses of $199,000 (September 30, 2018: $100,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At September 30, 2019, an amount of $ nil (December 31, 2018: $ nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2019	2018	2019	2018

Salaries and short-term employee benefits	$(407)	$(422)	$(1,536)	$(1,275)
Share-based compensation	(384)	(385)	(1,499)	(1,107)
Termination benefits	-	-	(481)	-
Key management personnel compensation	$(791)	$(807)	$(3,516)	$(2,382)

23. INCOME TAXES

For the nine months ended September 30, 2019, Denison has recognized deferred tax recoveries of $3,976,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $1,337,000 relating to the February 2019 renunciation of the tax benefits associated with the Company’s $5,000,000 flow-through share issue in November 2018.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at September 30, 2019 and December 31, 2018:

			September 30	December 31,
	Financial	Fair	2019	2018
	Instrument	Value	Fair	Fair
(in thousands of CAD dollars)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$10,432	$23,207
Trade and other receivables	Category B		3,725	4,072
Investments
Equity instruments-shares	Category A	Level 1	1,386	2,007
Equity instruments-warrants	Category A	Level 2	68	248
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,042	3,120
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$27,788	$41,789

Financial Liabilities:
Accounts payable and accrued liabilities	Category C		7,897	5,554
Debt obligations	Category C		874	-
			$8,771	$5,554

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

25. CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made.

On February 24, 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable.

On December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of UI’s obligations under the GSJV and Extension agreements. The three person arbitration panel was appointed on February 28, 2018, and formal submissions have been made by each party. As of the date hereof, arbitration proceedings are continuing with hearings scheduled to commence in December 2019.